

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2011

Via E-mail
Dina Moskowitz
Chief Executive Officer
SaaSMAX, Inc.
7770 Regents Road, Suite 113-129
San Diego, California 92122

> **Re: SaaSMAX, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 6, 2011**
> **File No. 333-174403**

Dear Ms. Moskowitz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   As you prepare your amended document, please be aware of the requirements set forth in Rule 8-08 of Regulation S-X regarding the age of the financial statements included in your filing.

2.   Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. See ASC 105-10-65. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please ensure the appropriate references are updated in your filing. For example, we note you refer to SFAS No. 109 on page F-9.

Glossary, page 5

3.   You should generally avoid the use of a specialized vocabulary; any specialized terms that must be used in your filing should be described when first used in your prospectus.

Any glossary, if essential to investor understanding, should be presented after the portions of the filing that are subject to Rule 421(d). In this respect, please refer to paragraphs (b) and (d) of that rule in responding to this comment.

Prospectus Summary, page 6

4. Please expand this section to describe concisely the steps you have taken to develop the "marketplace" and briefly describe the steps that remain to complete the development. Ensure that the business description in the body of the prospectus is materially complete in this respect.

Use of Proceeds, page 7

5. Please reorganize the prospectus so that this section as well as the dilution, determination of offering price, reliance upon information, and dividend policy sections are all presented in a location that follows the Risk Factors.

Risk Factors, page 8

General

6. Please revise each risk factor caption to state concisely the risk to investors and your company that is posed by the condition or uncertainty that is summarized in the risk factor heading. By way of example, without limitation, we note the following risk factor headings that fail to adequately describe the resultant risk to investors:

    *   "Our business model is subject to change" on page 9;
    *   "Product Liability" on page 9;
    *   "Competition" on page 12; and
    *   "Reliance Upon Third Party Providers" on page 12.

7. Please revise the third risk factor on page 11. It appears you should focus on the lack of any revenue and your capital needs to develop your proposed "marketplace." It is unclear why the possibility that you might someday experience fluctuating revenues is a current, material risk to investors, given that you have no revenues and no product or service offering that is capable of revenue generation. The referenced risk factor fails to identify and describe a specific risk, but is an aggregation of a variety of uncertainties and resulting risks that generally affect most businesses in most industries.

8. If you intend not to register a class of securities under Section 12 of the Securities Exchange Act, please include a risk factor that informs potential investors that you will be not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15(d) registrants. Briefly explain how those reports vary from the reporting obligations imposed on fully reporting issuers.

9.   As a related matter, to the extent that you determine not to register a class of securities under Section 12 of the Exchange Act, you will be a Section 15(d) registrant, which means that if you have less than three hundred record holders at your next fiscal year end, your reporting obligations under Section 15(d) of the Securities Exchange Act will be suspended and that you will not be required to provide periodic reports following the Form 10-K that will be required for the fiscal year in which your registration statement becomes effective. Tell us what consideration you have given to providing a risk factor that addresses these circumstances and the resulting risks to potential investors.

10.   Your risk factors should include quantitative data that puts your company and the risks it poses to investors in appropriate context for investors. For example, in the risk factor concerning your need for additional capital, which you provide at the top of page 13, it appears that you should state that you do not believe you have any needs for additional capital during the next 12 months, consistent with the disclosure on page 21.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Plan of Operation, page 19

11.   Please revise your document to discuss the current stage of the development of your business. Discuss any anticipated milestones that you will seek to achieve over the next 12 months. Provide information about the timeframes in which you will seek to accomplish each of the four steps that you identify as elements of the SaaSMAX marketplace development. To the extent possible, you should provide quantitative estimates of any material expenditures associated with those milestones.

Management, page 22

12.   Please expand the biographical information for Ms. Moskowitz to clarify whether Ms. Moskowitz has been principally employed at Corporate Business Plan Systems for more than the past five years and whether she continues to be principally employed in that capacity. Clarify the periods of her service as an employee or executive officer of Spoken Translation, Inc.

13.   We note that Ms. Moskowitz is the CEO of Critical Digital Data Solutions and is a principal of Corporate Business Plan Associates. Please briefly describe the business activities and sphere of business interests of Critical Digital Data. Clarify the extent to which areas of business interest or corporate opportunities of Critical Digital, Corporate Business and the company may overlap and discuss how any potential material conflicts will be resolved. Provide us with your considerations as to whether there may be potential conflicts of interest and conflicts in fiduciary duties that may pose material risks to investors. Finally, expand Ms. Moskowitz' biographical information to disclose the minimum portion of her working time that she will devote to the affairs of your company.

Executive Compensation, page 22

14.   Please revise your summary compensation table to provide the total compensation
        column for the partial fiscal year you disclose, or tell us why you believe the current
        presentation conforms to the requirements of Item 402 of Regulation S-K.

Selling Stockholders, page 26

15.   Please tell us whether there exists any material relationship between any of your
        existing/selling shareholders and you or any of your affiliates. In this regard, we refer to
        F.U., LLC (which holds 12.5% of your shares that are controlled by Jeffrey Fink) and
        Shana Fink. We also refer to Rod, Wendy, Stanley and Viviane Moskowitz as well as
        Phoenix Apparel International, which holds shares that David Moskowitz has full
        investment authority over.

16.   As a related matter, we note that your June 3, 2011 response states that Stanley M.
        Moskowitz, a selling shareholder and possibly a relative of your chief executive officer,
        is of counsel of the firm that has issued the legal opinion in connection with this offering.
        Please provide your analysis as to why you have not included the disclosure required by
        Item 509 of Regulation S-K with regards to this relationship.

17.   Finally, we note that the beneficial ownership of the selling shareholders prior to this
        offering is reported to be 1,000,500. While you indicate in the tabular disclosure on page
        27 that the selling shareholders will be offering all of their shares for sale, you also
        indicate that the number of shares being offered by these selling shareholders to be
        750,500. In this regard, we note that the difference between these two figures is equal to
        the amount of shares held by F.U. LLC. Please advise.

Statement of Stockholders' Equity, page F-5

18.   We note you show 790,000 shares issued for cash through February 28, 2011 in your
        table. We further note that you disclose throughout your filing that you issued 790,500
        shares as of February 28, 2011(e.g., in Note 2 on page F-7 and Note 4 on page F-9 you
        disclose the issuance of 790,500 shares instead of 790,000). Please advise or revise
        consistently throughout your filing.

Notes to the Financial Statements

19.   Please disclose your year-end in your footnotes. In this regard, we note you disclose your
        year end is December 31 on page 28 and you currently provide audited financial
        statements as of February 28, 2011.

20.   We note that you are a development stage business and have had no revenue since your
        formation. In addition, we note your risk factors beginning on page 8 related to your
        business and financial condition, particularly that your business model is unproven.
        Please include a footnote to provide robust disclosures regarding management's

assumption that the Company has the ability to continue as a going concern. Specifically, your disclosure should include:

- The possible effects of such conditions and events.
- Your evaluation of the significance of the conditions and events and the mitigating factors.
- Whether there is any possibility that you would discontinue operations.
- Detailed description of your plans for dealing with the adverse effects of the conditions and events.
- A discussion regarding the recoverability or classification of assets and liabilities.

Part II

Item 15. Recent Unregistered Sales of Unregistered Securities, page II-1

21.   Please expand this section to discuss the 3 million shares issued to founders.

Item 16. Exhibits, page II-1

22.   Exhibit 5 filed with the amendment of June 1, 2011, provides an opinion of counsel with respect to 995,000 shares of common stock. However, the registration statement relates to a distribution of 1,000,500 shares. Please ensure that counsel revises its opinion to address all of the shares that are to be sold pursuant to the registered distribution.

Undertakings, page II-2

23.   Please be sure that the undertakings included in your revised filing conform to the requirements of Item 512 of Regulation S-K. By way of example, we note that the text in undertaking (a)(1)(iii) and (a)(2) varies from the language set forth in Item 512 of Regulation S-K.

Signatures, page II-3

24.   You have not identified the person signing the registration statement in the capacity of controller or principal accounting officer. See Instruction 1 to Signatures for Form S-1. Note that any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the registration statement. See Instruction 2 to Signatures for Form S-1. Please include the signature of your controller or principal accounting officer in your amended registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Rohn, Staff Account, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551- 3488 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, you may contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3462.

Sincerely,

/s/ Barbara C. Jacobs for

Mark P. Shuman
Legal Branch Chief

cc: Via E-mail
        Stanley Moskowitz, Esq.
        The Bingham Law Group